EXHIBIT 19.1

POLICY STATEMENT

OF

CADIZ INC.

REGARDING INSIDER TRADING, CONFIDENTIALITY

AND EXTERNAL COMMUNICATIONS

1.         Purposes of Statement of Policy

This Policy Statement is being distributed to officers, employees, directors and consultants of Cadiz Inc. and its subsidiaries (collectively, the "Company") in order to set forth for each of you of the Company’s policies concerning insider trading, confidentiality and external communications.  The Policy Statement sets forth a prohibition on insider trading, the controls and procedures we have established to prevent such insider trading, and the consequences of insider trading.  You are responsible for ensuring that you do not violate this policy or federal or state securities laws regarding insider trading.  The Policy Statement also sets forth the Company’s policies regarding how Company representatives may communicate with outside third parties.  We designed this Policy Statement to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.  We will expect the strictest compliance with these procedures by all personnel at every level.  Failure to observe them may result in serious legal difficulties for you as well as the Company, and may result in the termination of your employment with the Company.

You should keep a copy of this Policy Statement and refer to it whenever you have questions regarding insider trading, the use of confidential information, or communications with outside third parties.  From time to time the Company will recirculate this Policy Statement and advise you of any changes thereto.  In the future, the Company may also ask you to acknowledge that you have not violated the policies described in this Statement.

2.         Confidentiality and Material Nonpublic Information

As an officer, employee, director or consultant of the Company, you have a duty to avoid unauthorized disclosures of internal information about the Company or about any other corporation which you may have obtained during the course of your employment at or engagement with the Company.  This prohibition applies to unauthorized disclosures of information to anyone, including, without limitation, other officers, employees, directors or consultants of the Company and members of your family. This prohibition applies whether or not the disclosure is for the purpose of facilitating the improper trading of stock and applies specifically, but not exclusively, to "material nonpublic" information.  Material nonpublic information is information which has not yet been made available to the public for at least two full days, and with respect to which, under all the circumstances, there is a substantial likelihood that disclosure of the information would affect a reasonable investor's decision to buy, sell or hold securities or would affect the market value of the securities.  Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material.

While the determination of whether information is material is always a matter of judgment and depends upon the particular facts and circumstances, the following is an illustrative list of information that the Company would consider to be material nonpublic information:

a.	financial results, profits, earnings, etc.;

b.	significant changes in FOB pricing or yields from plan or period year;

c.	stock splits and stock or cash dividends;

d.	public offerings or private sales of debt or equity securities;

e.	puts, calls, redemptions or purchases of the Company's own debt or equity securities;

f.	management or control changes;

g.	bankruptcy or corporate reorganization proceedings or any plans related thereto;

h.	events requiring the filing of a current report with the Securities and Exchange Commission;

i.	acquisitions or sales of assets, mergers and tender offers;

j.	joint ventures;

k.	business plans or budgets;

l.	adoption of stock option plans or grants of options;

m.	financial forecasts or goals, guidance or projections;

n.	research and development efforts and significant new products, services or discoveries;

o.	expansion or reduction of areas of business of the Company or other changes in operations;

p.	significant borrowings;

q.	contract awards or cancellations;

r.	defaults on debts or contracts and write‑offs;

s.	changes in accounting methods or restatements;

t.	changes in independent auditors, or notification that the Company may no longer rely on an audit report;

u.	significant disputes with suppliers or customers;

v.	labor negotiations, contracts or disputes; and

w.	significant litigation or governmental or administrative investigations, whether actual or threatened.

3.         Restricting Access to and Disclosure of Material Nonpublic Information

As a general rule, you shall not disclose material nonpublic information to any person (including other Company officers, employees, directors or consultants) except as necessary in the course of their employment.  Federal securities laws prohibit the trading of securities based on material nonpublic information, as well as the disclosure (or "tipping") of such information to someone else who subsequently uses the information to trade.  Therefore, not only are you prohibited from trading in securities based on material nonpublic information, but you are also prohibited from disclosing such information to others or recommending or expressing an opinion as to trading in the Company's securities when you possess such information.  This same prohibition applies to the securities of another corporation with respect to which you may have obtained material nonpublic information during the course of your employment with the Company.

In addition, Regulation FD of the federal securities laws requires the Company in particular to avoid selective disclosure of material nonpublic information.  It is the Company’s policy that all of its communications with third parties comply with applicable law, including Regulation FD.

To prevent the unauthorized disclosure of material nonpublic information, the Company has instituted the following procedures which shall be adhered to by officers, employees, directors or consultants of the Company at all levels:

a.

Any inquiries from the press, securities analysts or other outsiders (which are not in the ordinary course of business) should be referred to the head of Corporate Communications who will determine the appropriate person(s) to respond (the “Spokesperson”).  No other person will be authorized to speak on behalf of the Company.  No one other than a Spokesperson may communicate any information that could be considered material nonpublic information to a third party.

b.	Press releases will be prepared and reviewed in accordance with the Company’s established practices. All press releases must be approved by and issued by a Spokesperson.

c.

Each department head or corporate officer shall ensure that material nonpublic information which is in the possession, or is the responsibility, of his or her department or office, is identified by labeling it "CONFIDENTIAL".  Any such information should normally be stored in a locked safe, cabinet or desk.

d.

Due care should be used by anyone making copies of material nonpublic information to make sure that all pages of all copies are accounted for and no copies are left behind on the photocopy machine or in the photocopy room.

e.

Corporate officers and managers shall ensure that material nonpublic information is handled by as few people as possible and received by the addressee within a reasonable amount of time.  Telecopier or facsimile transmissions into the office shall be promptly retrieved and delivered to the addressee without any copies thereof being made, unless requested by the addressee.

f.	All confidential documents transported shall be carried in file folders or envelopes.

g.	Department heads and/or officers should consider using code names in place of actual names when referring to particularly sensitive business information or transactions.

h.

Access to accounting, customer and other files, word processing, computer terminals and computer disks and tapes shall be restricted to those employees whose job descriptions require that they have access to such information.  In no event shall a non‑employee have direct access to such information, except as specifically authorized and controlled by the department head or corporate officer responsible for such information.

i.

If material nonpublic information is stored on computers, access to it should be restricted through log‑in procedures which are disclosed to only a limited and defined group of people, as determined by the department head or corporate officer responsible for the information. Specific identification of the person seeking access should be included in the log‑in procedures.

j.	Extra caution should be exercised in speaking on the telephone about sensitive corporate matters to avoid being overheard, especially when using cordless phones or analog cell phones.

k.	No one shall comment on possible changes in the Company’s stock price or make recommendations to third parties concerning the purchase or sale of the Company’s stock;

l.	There should be no discussion of the Company or the Company’s business in an Internet “chat room” or similar Internet-based forum or instant messaging service.

m.	There should be no commenting on rumors about the Company.

n.	Superfluous drafts, spoiled photocopies and other unwanted materials should be promptly shredded (manually or mechanically) and discarded.

o	The legal notice added as a footer to all employee signature blocks should not be altered or deleted when sending or replying to external e-mails.

4.            Prohibition Against Trading on Material Nonpublic Information

Since the federal securities laws governing insider trading make it unlawful for a corporate insider (including but not limited to, all corporate employees, officers, directors and major stockholders) to trade or facilitate the trading of securities on the basis of material nonpublic information, the Company has instituted certain procedural safeguards to prevent the trading of securities on the basis of such information.  As such, trading in the securities of the Company by members of the Core Group of insiders (as defined herein) will be allowed only when a Core Group member has obtained prior clearance from a designated official of the Company, the Chief Executive Officer or Chief Financial Officer (defined, for purposes of this Section, as the "Designated Person").  Core Group members must also notify the General Counsel prior to any trading of securities in order to prepare and submit the required Securities and Exchange Commission filings in a timely manner.  Further, Core Group members must disclose to the General Counsel in advance all proposed transactions where any third party is granted an interest in Company securities held by the member as well as submit for approval all written agreements related to such proposed transactions (and all related amendments and modifications).  Any such agreement must include terms which require reasonable advance notice to the Company of any potential sale of the member’s securities.  The "Core Group" shall be deemed to include (i) each member of the Company's Board of Directors, (ii) each of the Company's executive officers, and (iii) certain other individuals designated by the Board of Directors from time to time as persons who are likely to possess or become aware of material inside information in the ordinary course of their employment.

All transactions in the Company's securities by Core Group members (other than purchases of stock by the exercise of outstanding options and trades pursuant to a pre-approved trading plan that complies with Rule 10b5-1 of the federal securities laws) will normally be cleared by the Designated Person only during four quarterly "window" periods following the Company's filing of quarterly and annual reports with the Securities and Exchange Commission ("SEC reports") and publication of corresponding quarterly and annual financial results ("press releases").  Each such window period generally begins on the third business day after a periodic SEC report has been filed or an earnings release has been issued for the applicable quarter or year and extends to the end of the third week after the end of Q1,Q2 or Q3, and in respect of Q4, to the end of the fourth week after year end.  The chart below is provided for illustrative purposes only and is subject to modification by the Board or designated officer of the Company responsible for administering this policy.

	Non-Accelerated Filer Filing Deadline	Cadiz Trading Window*
10-K	March 31	April 3 to April 21
Q1 10-Q	May 15	May 18 to July 22
Q2 10-Q	August 15	August 18 to October 21
Q3 10-Q	November 14	November 17 to January 31

* If the Company files an annual or quarterly report prior to the applicable deadline, the applicable trading window will open earlier than shown in the chart

Even during a specified window period, trading in the Company's securities (other than trades pursuant to a pre-approved trading plan that complies with Rule 10b5-1 of the federal securities laws) is not permitted when the Company is in possession of material nonpublic information or when a material development is anticipated.  Thus, a window period is merely a time when trading will be permitted absent other factors.  In the event the Board or an officer designated by the Board determines that a material development has occurred during a window period which must be publicly disclosed, the Designated Person or another authorized representative of the Company will advise Core Group members to cease all trading in the Company's securities until further advised that such information has been disseminated.  In any event, none of the persons to whom this Policy Statement relates should ever trade in the Company's securities if personally aware of any material development regarding the Company that has not been publicly disclosed.

Judgment should be exercised in applying the foregoing guidelines.  For example, when the information to be disseminated to the public is complex or contingent in nature, the public may need more time to thoroughly evaluate the information, and therefore any trading in the Company's securities should be delayed for a corresponding period.

Requests by Core Group members for waiver or variation from the provisions of this Section must be approved by the Board.  Board approval will be granted only in extreme cases.

The Board may confer with management and with legal counsel before making any determination provided for by this Section.

The prohibitions and procedures outlined in this section for Core Group members and other employees or directors apply equally to members of their immediate families.

5.         Additional Prohibited Transactions.

All persons covered by this Policy Statement are prohibited from hedging their ownership of Company stock, including trading in options, puts, calls, or other derivative instruments related to Company stock or debt which are designed to hedge or offset any potential decrease in market value.  Such persons are prohibited from purchasing Company stock on margin, borrowing against Company stock held in a margin account, or pledging Company stock as collateral for a loan, unless approved by the Designated Person following consultation with the General Counsel.

6.         Pre-arranged Trading Plans

Rule 10b5-1(c) of the federal securities laws provides a defense from insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets specified conditions.  Under this rule, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold and these arrangements are established at a time when you do not possess material nonpublic information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material nonpublic information.  Arrangements under the rule may specify amount, price and date through a formula or may specify trading parameters which another person has discretion to administer, but you must not exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not influence his or her actions and he or she must not possess any material nonpublic information at the time of the trades.  Trading plans can be established for a single trade or a series of trades.

All trading plans must be approved by the Company.  In order for the Company to approve a trading plan, the plan must meet the requirements of Rule 10b5-1(c) described above and must also:

a)   be adopted during one of the Company’s quarterly window periods;

b)   provide that no trade may be made under the plan for at least 30 days following the date of adoption of the plan;

c)   provide for suspension or termination of the plan if trading activity under the plan would cause a violation of any legal, regulatory or contractual restriction to which the seller or the securities to be sold may be subject; and

d)   be adopted at least 60 days after the termination by you of any previous plan, but in no event may plans be adopted by you more than once every 12 months.

Even though a trading plan may be approved by the Company, it is important for you to remember that you bear the ultimate responsibility for the trading plan and its proper establishment under Rule 10b5-1 of the federal securities laws.

7.         Consequences of Insider Trading and Improper Disclosures

As an officer, employee, director or consultant of the Company, you owe a duty of loyalty or contractual duty to the Company which prohibits you from disclosing confidential information, including, without limitation, material nonpublic information and which prohibits you from trading in the securities of the Company based on such information or from trading in the securities of any other corporation with respect to which you have obtained material nonpublic information during the course of your employment or engagement.  A breach of this duty might result in the termination of your employment or engagement with the Company.

In addition, as an insider of the Company, if you trade in securities of the Company based on material nonpublic information, you might be subject to a civil penalty of up to three times any profit gained or any loss avoided as a result of the trading activity, a criminal fine of up to $1,000,000 and an injunction preventing you from trading in securities in the future.  You may also have to serve a jail sentence of up to ten years.  These same penalties might apply to you if you trade in securities of other corporations with respect to which you have material nonpublic information that you obtained during the course of your employment with the Company.  Also, these penalties may apply to you if you disclose (or "tip") material nonpublic information to another person or if, while you possess material nonpublic information, you recommend that a person trade or not trade in securities of the Company even if you do not disclose the actual information or trade in securities of the Company yourself directly or indirectly.

8.         Reporting Inadvertent Disclosures

What should be done if, despite all the measures taken to preserve confidentiality, there is a slip‑up and an inadvertent disclosure occurs?  It should be immediately reported to the General Counsel or Chief Financial Officer of the Company.  This will make it possible for the Company to take immediate steps to avoid or limit any damage that might result.  Please remember that it is essential to take prompt action once there has been a leak of material nonpublic information if the Company's reputation and best interests are to be fully protected and served.